SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of May 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                      9 NEW RYANAIR ROUTES FROM BARCELONA

               BILLUND, BRATISLAVA, FEZ, GRANADA, GRAZ, HAMBURG,

                           MALTA, MARRAKESH & WROCLAW

              1 MILLION FREE SEATS - NO TAXES, NO FEES, NO CHARGES


Ryanair, Spain's largest low fares airline today (Wednesday, 16th May 2007) announced 9 new routes from Barcelona Girona, which go on sale today on www.ryanair.com. These 9 new routes will start in October when Ryanair increases its Barcelona based aircraft from 7 to 9.

To celebrate, Ryanair also launched 1 million FREE seats across Europe which are available for travel in June and the first half of July and can be booked until midnight Monday. Nobody beats Ryanair's low fares. That's guaranteed.

Announcing the new routes, Ryanair's CEO, Michael O'Leary, said:

    "With this expansion Ryanair will deliver 5m passengers p.a. at Barcelona Girona, sustaining 5,000 jobs and a visitor spend of EUR500m in the Catalan region. Today's 9 new routes are good news for Spanish consumers who will enjoy Spain's lowest fares to even more destinations.

    "Today, we are also launching a new price war by giving away 1 million free seats - no taxes, no fees, no charges. Only Ryanair guarantees the lowest fares. If any passenger finds a cheaper fare on the same route with another airline, we will pay double the difference. Only Ryanair offers the lowest fares in Spain - GUARANTEED.*

    "These 9 new routes** go on sale today and we urge all passengers to log onto www.ryanair.com immediately, as these 1 million free seats will be snapped up in record time".

               Route                      Starts             Frequency

               Billund                    Oct                4 weekly
               Bratislava                 Nov                4 weekly
               Fez                        Oct                3 weekly
               Granada                    Nov**              10 weekly
               Graz                       Nov                3 weekly
               Hamburg                    Oct                3 weekly
               Malta                      Oct                3 weekly
               Marrakesh                  Nov                3 weekly
               Wroclaw                    Oct                2 weekly

**Goes on sale 1st July

*FIND CHEAPER THAN RYANAIR WITH ANY OTHER AIRLINE AND WE'LL GIVE YOU DOUBLE THE DIFFERENCE BETWEEN RYANAIR'S FARE AND THE COMPETITOR'S FARE. SEE WWW.RYANAIR.COM FOR DETAILS OF RYANAIR'S 'PRICE GUARANTEE

..

Ends.                             Wednesday, 16th May 2007

Peter Sherrard - Ryanair          Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228            Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  16 May, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director